                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 SCHEDULE 14D-9

                        Solicitation/Recommendation Statement Pursuant to
                     Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. __)

     De Anza Properties - XII, Ltd.,           De Anza Properties - XII, Ltd.
    a California limited partnership                 De Anza Corporation
      (Name of Subject Company)              (Name of Persons Filing Statement)


                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      NONE
                     ((CUSIP) Number of Class of Securities)

             Herbert M. Gelfand                            with copies to:
            De Anza Corporation                          Michael J. Connell
            9171 Wilshire Blvd.                           Rena L. O'Malley
                 Suite 627                             Morrison & Foerster LLP
      Beverly Hills, California 90210                   555 West Fifth Street
               (310) 550-1111                        Los Angeles, CA 90013-1024
  (Name, address, and telephone number of                  (213) 892-5200
        person authorized to receive
notice and communications on behalf of the person(s) filing statement)

ITEM 1.  SECURITY AND SUBJECT COMPANY.

        The subject company is DeAnza Properties-XII, Ltd., a California limited partnership (the "Partnership"). The title of the class of equity securities to which this Statement relates is units of limited partnership interest ("Units") of the Partnership. The address of the principal executive offices of the Partnership is 9171 Wilshire Boulevard, Suite 627, Beverly Hills, California 90210.

ITEM 2.  TENDER OFFER OF THE BIDDERS.

        This Statement relates to the offer (the "Offer") by Accelerated High Yield Institutional Investors, L.P., the general partner of which is MacKenzie Patterson, Inc., Citadel Secondary Market Fund 1, Ltd., the general partner of which is Citadel Financial Group, Inc., and Cal Kan, Inc., a Kansas corporation owned by C.E. Patterson, President of MacKenzie Patterson, Inc. (together the "Bidders"), to purchase for cash up to 5,680 Units at $550 per Unit as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated December 2, 1997 filed by the Bidders with the Securities and Exchange Commission. According to the Schedule 14D-1, the principal place of business of the Bidders is located at 1640 School Street, Suite 100, Moraga, California 94556.

ITEM 3.  IDENTITY AND BACKGROUND.

        (a) This Statement is being filed by the Partnership and De Anza Corporation, a California corporation (the "Operating General Partner"). The address of the principal executive offices of the Operating General Partner is 9171 Wilshire Boulevard, Suite 627, Beverly Hills, California 90210. The name and business address of the Partnership are set forth in Item 1 above.

        (b)(1) The Partnership is a limited partnership and has no executive officers or directors. Except as described below, to the best knowledge of the Partnership, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership on the one hand and its general partners including the Operating General Partner or the directors and executive officers of the Operating General Partner or affiliates thereof on the other hand, with respect to the Offer.

        Terra Vista Management, Inc., a California corporation (the "Manager"), manages and operates Warner Oaks Apartments, the Partnership's sole substantial remaining property ("Warner Oaks"), pursuant to a Management Agreement dated as of August 18, 1994 entered into by the Partnership with the Manager (the "Management Agreement") and also manages one space in a mobile home park at San Luis Bay (together with Warner Oaks the "Properties"). The President and sole stockholder of the Manager is Michael D. Gelfand, who is also President and a member of the Board of Directors of the Operating General Partner, and the son of Herbert M. Gelfand (who is Chairman of the Board and sole shareholder, through his family trust, of the Operating General Partner and a general partner of the Partnership). The Management Agreement continues from year-to-year. However, either party may, without penalty or obligation to the other party, by providing sixty (60) days' written notice to the other, terminate the Management Agreement with or without cause at any time. The Management Agreement may be immediately canceled in the event of violation of any of the provisions of the Management Agreement, or by the Partnership in the event a petition in bankruptcy is filed by or against the Manager which is not dismissed within ninety (90) days following the date of such filing.

        The Partnership has retained the Manager and an affiliate of the Operating General Partner to provide accounting, data processing and investor and other services to the Partnership. The Manager and the Operating General Partner's affiliate are reimbursed on an allocated basis for their costs and expenses for providing these services (directly or through unrelated third parties) to the Partnership. The total of such reimbursements paid by the Partnership for the nine months ended September 30, 1997 was $76,804. The Manager is entitled to receive compensation under the Management Agreement for its services of a sum equivalent to five percent (5%) of the aggregate gross receipts from the operation of Warner Oaks, excluding all receipts from utilities or from taxes of any kind or type. However, the Manager's compensation is subordinated to the receipt (on a noncumulative basis) by the limited partners of the Partnership of an annual cash distribution equal to seven percent (7%) of the adjusted aggregate capital contributions of the limited partners. Accordingly, management fees have been deferred for the nine months ended September 30, 1997 and prior years. Based upon current estimates of value of the Partnership's Properties, it is unlikely that any deferred management fees will be paid. The Management Agreement is an exhibit hereto and is incorporated herein by reference.

        (b)(2) To the best knowledge of the Partnership, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its general partners or executive officers or directors of the Operating General Partner or affiliates thereof, on the one hand, and the Bidders or its executive officers, directors or affiliates, on the other hand.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

        (a) The Operating General Partner has determined that the Offer is inadequate and not in the best interests of the limited partners and recommends that limited partners of the Partnership reject the Offer and not tender their Units pursuant to the Offer.

        (b) The reasons for the position taken by the Operating General Partner are as follows:

        1. The Offer price does not reflect the value of the Partnership's underlying assets. The Partnership has entered into a contingent agreement with Bay Apartment Communities, Inc., an unaffiliated entity (the "Purchaser") for the sale of its principal asset, the Warner Oaks property, for an aggregate purchase price of $20 million. Under the terms of the purchase agreement, the Purchaser had a right to conduct a thorough investigation of the project and to determine whether or not to proceed with the purchase of the property. The Partnership received notice on December 8, 1997 that the Purchaser has completed its investigation of the project, approved all matters subject to its inspection, and has determined to proceed with the purchase as contemplated. The scheduled closing date is in January, 1998, subject to satisfaction of certain customary closing conditions. Although there can be no guarantee that the sale will be completed, based on the Purchaser's December 8 letter, the Operating General Partner believes that it is highly likely that the sale will be completed as contemplated in the purchase agreement. The Operating General Partner believes that if Warner Oaks were sold as contemplated (at the contract price of $20 million) each Unit would be worth approximately $714 upon liquidation. The Operating General Partner believes an offer significantly below the $714 estimate is too low to be recommended by the Operating General Partner. In reaching this conclusion, the Operating General Partner did not take into account individual tax consequences, which may vary significantly among limited partners. The $714 estimate was not determined by any independent third party valuation expert, but reflects the existing contract purchase price.

        As set forth in the Bidders' materials mailed to each of the limited partners, the Bidders are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $550 per Unit, the Bidders were motivated to establish the lowest price which might be acceptable to limited partners consistent with the Bidders' objectives. Limited partners who sell any Unit to the Bidders will not receive any distribution to be made by the Partnership with respect to that Unit once the Unit is sold, including all quarterly distributions and any distributions to be made when the Partnership's Properties are sold. The Partnership anticipates making a regular quarterly distribution December 31, 1997. It is anticipated that the distribution will be $8.25 per Unit, as it has been for each of the prior three quarters of 1997. In accordance with the Bidders' Offer, the quarterly distribution will reduce the Bidders' $550 per Unit offer by $8.25 per Unit, resulting in a net offer of $541.75 per Unit.

        In determining the estimated liquidation value of $714 per Unit the Operating General Partner first calculated the estimated current net sales value of Warner Oaks, the Partnership's principal remaining property. This calculation was made by reducing the $20 million current purchase price by (i) $543,560 in estimated closing costs which would be incurred upon the sale of Warner Oaks, including broker's commission, title costs, surveys, legal fees and transfer taxes, and (ii) $4,183,333 of mortgage debt encumbering Warner Oaks as of September 30, 1997. The resulting estimated net sales value of Warner Oaks is approximately $15,273,107.

        To determine the estimated liquidation value of the Partnership's assets, the Operating General Partner added to the estimated net sales value of Warner Oaks, (i) $400,000 in reserves from the prior sale of The Mark and San Luis Bay, (ii) $60,000 as an estimated condominium value of the remaining space at San Luis Bay,

(iii) $246,098 of notes receivable related to previous sales of condominium spaces at San Luis Bay, and (iv) $252,116 of other net current assets (before accrued management and condominium conversion fees) as of September 30, 1997 less estimated 1998 operating costs. The resulting net estimated liquidation value of the Partnership's assets as of September 30, 1997 is approximately $16,231,321 or $714 per Unit. Based on these estimates, the general partners would not receive any distributions from sale and liquidation proceeds nor would any deferred management or condominium conversion fees be paid.

        The Operating General Partner plans to distribute all of the net sales proceeds after closing and to hold reserves from other cash on hand to cover certain Partnership obligations. The reserves are not expected to be substantial and are intended to be fully distributed in 1998. If this distribution occurs there would be no additional tax returns for the limited partners with respect to the Partnership beyond the 1998 tax year. The Operating General Partner's current plan is to wind-up the affairs of the Partnership and to make a final distribution of any remaining assets of the Partnership in the second or third quarter of 1998.

        The sale of the project at $20 million would result in a gain, which would be taxable. Based upon the new federal laws regarding capital gains taxes, it is estimated that the federal tax would be $110 per Unit. This does not take into account any state or local taxes, and does not take into account any individual circumstances which might affect taxation of a partner. The general partners are not expected to receive any portion of the sales proceeds. However, the general partners will realize a taxable gain.

               2. The Operating General Partner believes the Bidders intend to influence Partnership Decisions. If, as a result of consummation of the Offer, the Bidders are in a position to significantly influence all Partnership decisions, the Bidders intend to vote the Units acquired in the Offer in accordance with their own investment objectives. That vote may be different from or in conflict with the interests of other limited partners who do not tender their Units.

               3. Risks. The Operating General Partner believes each limited partner should consider the risks of a continuing investment in the Partnership. In particular, limited partners should consider:

        - The Offer provides limited partners with the opportunity to tender their Units and realize their investment now at a definite price without having to wait for the Partnership to be terminated or liquidated in the future.

        - There is no assurance that a sale of Warner Oaks will be consummated at the current contract price or that a future sale will result in distributions greater than the Bidder's Offer.

        - The Offer provides an opportunity to limited partners to liquidate their investment without the usual transaction costs associated with market sales and without the difficulty of selling Units in an illiquid and limited trading market.

        The Operating General Partner urges all limited partners to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units. In particular, the Operating General Partner has not taken into account the tax consequences to individual limited partners as a result of accepting or rejecting the Offer and those tax consequences could vary significantly for each limited partner based on such limited partner's unique tax situation or other circumstances. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer price.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        Neither the Partnership nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to the limited partners of the Partnership in connection with the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

        (a) To the best knowledge of the Partnership, no transactions in the Units have been effected during the past 60 days by the Partnership, by general partners of the Partnership, including by the Operating General Partner or any executive officer or director of the Operating General Partner, or any affiliates or subsidiaries of such persons.

        (b) To the best knowledge of the Partnership, the Operating General Partner, the officers and directors of the Operating General Partner and any other affiliate of the Operating General Partner do not presently intend to tender to the Bidders any Units currently held of record or beneficially owned by such Persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

        (a) Except as described below, the Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) An extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) A purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) A tender offer for or other acquisition of securities by or of the Partnership; or (4) Any material change in the present capitalization or dividend policy of the Partnership.

        The General Partner has from time to time had discussions with Mr. Patterson which have included, among other things, discussions regarding the refinancing and/or sale of Warner Oaks. The contract for the sale of Warner Oaks, described in Item 4 above was entered into prior to the Bidders' Offer and was not entered into in response to the Offer.

        (b) There are no transactions, board or partnership resolutions, agreements in principle, or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        The general partners of the Partnership, including the Operating General Partner and certain officers and directors of the Operating General Partner and other affiliates of the Operating General Partner, beneficially own limited partnership Units and general partner interests in the Partnership. The total amount of Units owned by all general partners and the directors and key executive officers of the Operating General Partner is less than 1% of the outstanding Units.

        Pursuant to the terms of the Partnership's Partnership Agreement, in the event a general partner (including the Operating General Partner) is removed as a general partner by a vote of a majority in interest of the limited partners, such general partner shall automatically become a limited partner and if the vote of a majority in interest of the limited partners so requires, sell his interest to the limited partners who shall purchase such interest on behalf of the Partnership. If a removed general partner is required by the limited partners to sell his interest in the Partnership, the amount to be paid for such interest shall be computed as of the date of the consummation of the purchase and in accordance with Section 15 of the Partnership's Partnership Agreement.

        The affirmative vote of a majority in interest of the limited partners of the Partnership is required under the Partnership's Partnership Agreement to remove or replace any general partner (including the Operating General Partner) or to dissolve the Partnership.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        (a) Letter to Limited Partners dated December 12, 1997.

        (b)  None.

        (c) Management Agreement dated as of August 18, 1994 by and between Terra Vista Management, Inc., a California corporation, and De Anza Properties-XII, Ltd., a California limited partnership.*



------------------------------------

*  Not included in copies mailed to limited partners.

        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

December 12, 1997
       (Date)

                                        DE ANZA PROPERTIES-XII, LTD.,
                                        A CALIFORNIA LIMITED PARTNERSHIP


                                        By:  DE ANZA CORPORATION
                                             Operating General Partner


                                             By:  /s/Herbert M. Gelfand
                                                  ----------------------------
                                                  Herbert M. Gelfand
                                                  Chairman of the Board



                                        DE ANZA CORPORATION


                                        By:    /s/Herbert M. Gelfand
                                           -----------------------------------
                                               Herbert M. Gelfand
                                               Chairman of the Board

                                  EXHIBIT INDEX



        99.1     Letter to Limited Partners dated December 12, 1997.

        99.2 Management Agreement dated as of August 18, 1994 by and between Terra Vista Management, Inc., a California corporation, and De Anza Properties-XII, Ltd., a California limited partnership. Incorporated herein by reference to Exhibit No. 99.2 to Schedule 14D-9 Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 previously filed by De Anza Properties XII, Ltd. with the Securities and Exchange Commission on May 2, 1996.